UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gener8 Maritime, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y26889108
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y26889108	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS
Avenue Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,810,325

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,810,325

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,810,325

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.86%

12	TYPE OF REPORTING PERSON
IA/PN

*See Disclosure in Item 4 of this Schedule 13G.

CUSIP NO. Y26889108	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS
Avenue Capital Management II GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,810,325

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,810,325

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,810,325

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.86%*

12	TYPE OF REPORTING PERSON
OO

*See Disclosure in Item 4 of this Schedule 13G.

CUSIP NO. Y26889108	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS
Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,212,814

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,212,814

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,212,814

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.78%*

12	TYPE OF REPORTING PERSON
IN/HC

*See Disclosure in Item 4 of this Schedule 13G.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”).

Item 1

(a)	Name of Issuer.

Gener8 Maritime, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

299 Park Avenue, Second Floor
New York, New York 10171

Item 2

(a)	Name of Persons Filing: See cover pages Item 1

(b)	Address of Principal Business Office, or, if none, residence.

c/o Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, NY 10022

(c)	Citizenship:

See cover pages Item 4

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

Y26889108

Item 3	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

This Schedule 13G is being filed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Avenue Capital Management II, L.P., an investment adviser (in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act) to each of the US Funds (as defined herein).  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P., and Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.

Item 4	Ownership.

See cover pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 82,105,376 shares of Common Stock outstanding as of November 9, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015 filed on November 13, 2015.

Collectively, the securities reported in this Schedule 13G are held directly by: (a) Avenue Investments, L.P., a Delaware limited partnership, Avenue COPPERS Opportunities Fund, L.P., a Delaware limited partnership, Avenue US/Europe Distressed Segregated Portfolio, a segregated portfolio of Avenue EnTrust Customized Portfolio SPC, a Cayman Islands exempted company registered as a segregated portfolio company, Avenue International Ltd., a Cayman Islands exempted limited partnership, Managed Accounts Master Fund Services – MAP 10, Avenue PPF Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, and Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership (collectively, the “U.S. Funds”); and (b) Avenue Europe Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Avenue-SLP European Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, Avenue Europe Special Situations Fund II (Euro), L.P., a Cayman Islands exempted limited partnership, and Avenue Europe Special Situations Fund II (U.S.), a Cayman Islands exempted limited partnership (collectively, the “Europe Funds,” and together with the U.S. Funds, the “Funds”).  Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management”), is an investment adviser to each of the U.S. Funds, and Avenue Europe International Management, L.P., a Delaware limited partnership (“Avenue Europe International”), is an investment adviser to each of the Europe Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management II, L.P.  Avenue Europe International Management GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Europe International.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC and Avenue Europe International Management GenPar, LLC.  Mr. Lasry is deemed to be the indirect beneficial owner of the securities reported by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) is a fractional interest in such amount.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            February 12, 2016

AVENUE CAPITAL MANAGEMENT II, L.P.
By: Avenue Capital Management II GenPar, LLC,
its General Partner

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

Exhibits

Exhibit 24	Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1	Agreement of Reporting Persons